UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2022
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis

This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 10, 2022, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2022 and 2021 ("financial statements") and "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" located in the Company’s annual report on Form 20-F for the year ended December 31, 2021 and the other statements contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. It should also be read together with the text on forward-looking statements in the "Forward-Looking Statements" section below.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (ii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars ("USD") unless otherwise stated to be in Canadian dollar ("CDN"), Indian Rupee ("INR"), or Euro ("€" or "EUR"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, consolidated secured net leverage ratio, consolidated interest coverage ratio and free cash flows. Please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, "EBITDA and Adjusted EBITDA" section below for a description and reconciliation of EBITDA and adjusted EBITDA, "Non-GAAP Ratios" for a description of consolidated secured net leverage ratio and consolidated interest coverage ratio, and the "Free Cash Flows" and "Cash Flows" section below for a description and reconciliation of free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP and Other Specified Financial Measures" and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
	$	$	$	$
Revenue	406,397	413,665	395,552	376,686
Cost of sales	321,172	332,378	308,699	287,402
Gross profit	85,225	81,287	86,853	89,284
Gross margin	21.0%	19.7%	22.0%	23.7%
Selling, general and administrative expenses	88,550	43,016	42,835	44,075
Research expenses	2,839	3,027	2,897	2,910
	91,389	46,043	45,732	46,985
Operating (loss) profit before other charges (recoveries)	(6,164)	35,244	41,121	42,299
Charges related to the Arrangement(1)	48,556	470	—	—
Manufacturing facility closures, restructuring and other related recoveries	(1,539)	—	—	—
	47,017	470	—	—
Operating (loss) profit	(53,181)	34,774	41,121	42,299
Finance costs
Interest	6,150	6,081	6,157	10,070
Other finance (income) expense, net	(634)	12,231	3,684	11,951
	5,516	18,312	9,841	22,021
(Loss) earnings before income tax (benefit) expense	(58,697)	16,462	31,280	20,278
Income tax (benefit) expense
Current	1,007	8,012	5,878	6,039
Deferred	(3,628)	(1,288)	(353)	(484)
	(2,621)	6,724	5,525	5,555
Net (loss) earnings	(56,076)	9,738	25,755	14,723
Net (loss) earnings attributable to:
Company shareholders	(56,689)	9,109	25,314	14,338
Non-controlling interests	613	629	441	385
	(56,076)	9,738	25,755	14,723
(Loss) earnings per share attributable to Company shareholders
Basic	(0.96)	0.15	0.43	0.24
Diluted	(0.96)	0.15	0.42	0.24
Weighted average number of common shares outstanding
Basic	59,284,947	59,284,947	59,165,617	59,027,230
Diluted	59,284,947	60,568,005	60,579,770	60,519,144

(1)     Refers to the plan of arrangement (the "Arrangement") contemplated by an arrangement agreement dated March 7, 2022 pursuant to which the Company is to be acquired by 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P. See the section below entitled "The Arrangement" for more information.

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
	$	$	$	$
Revenue	345,566	344,079	323,027	267,710
Cost of sales	263,016	255,599	238,917	210,623
Gross profit	82,550	88,480	84,110	57,087
Gross margin	23.9%	25.7%	26.0%	21.3%
Selling, general and administrative expenses	46,743	53,424	38,621	34,534
Research expenses	3,048	2,763	2,554	2,546
	49,791	56,187	41,175	37,080
Operating profit before manufacturing facility closures, restructuring and other related charges	32,759	32,293	42,935	20,007
Manufacturing facility closures, restructuring and other related charges	—	—	466	3,211
Operating profit	32,759	32,293	42,469	16,796
Finance costs (income)
Interest	5,368	6,757	7,368	7,513
Other finance expense (income), net	1,342	3,188	1,296	(9,590)
	6,710	9,945	8,664	(2,077)
Earnings before income tax expense	26,049	22,348	33,805	18,873
Income tax expense (benefit)
Current	2,184	9,871	9,373	3,996
Deferred	4,076	(4,910)	(2,741)	296
	6,260	4,961	6,632	4,292
Net earnings	19,789	17,387	27,173	14,581
Net earnings attributable to:
Company shareholders	19,052	17,089	26,726	14,479
Non-controlling interests	737	298	447	102
	19,789	17,387	27,173	14,581
Earnings per share attributable to Company shareholders
Basic	0.32	0.29	0.45	0.25
Diluted	0.32	0.28	0.45	0.25
Weighted average number of common shares outstanding
Basic	59,027,047	59,012,869	59,009,685	59,009,685
Diluted	60,358,431	60,083,664	59,745,118	59,467,336

Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes, including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions, including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end markets. The Company's largest end markets as of December 31, 2021 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation(1).
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
(1)Represents management estimates as the Company does not have access to exact point of sale data.
Financial Highlights
The Company reported a 17.6% increase in revenue for the first quarter of 2022 compared to the first quarter of 2021. The increase was primarily due to the impact of higher selling prices in tape, film, woven, and protective packaging products driven by increases in the cost of many raw materials and freight.

Gross margin decreased to 21.0% in the first quarter of 2022 compared to 23.9% in the first quarter of 2021. The decrease was primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance(1).

IPG Net Loss(2) totalled $56.7 million ($0.96 basic and diluted loss per share) for the first quarter of 2022 compared to IPG Net Earnings(2) of $19.1 million ($0.32 basic and diluted earnings per share) for the first quarter of 2021. The decrease was primarily due to charges related to the Arrangement for contingent consulting fees payable upon completion as well as a significant increase in the fair value of share-based compensation awards in selling, general and administrative expenses ("SG&A").

Adjusted net earnings(3) increased to $29.3 million ($0.49 basic and $0.48 diluted adjusted earnings per share(3)) for the first quarter of 2022 from $28.8 million ($0.49 basic and $0.48 diluted adjusted earnings per share) for the first quarter of 2021, primarily due to an increase in gross profit, an increase in foreign exchange gains and a decrease in income tax expense. These favourable impacts were partially offset by an increase in SG&A mainly due to increases in (i) employee- and technology-related costs, (ii) professional consulting services and (iii) additional SG&A from the Nuevopak(4) and Syfan USA(5) acquisitions.

COVID-19
In response to the coronavirus ("COVID-19") pandemic that began in December 2019, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company's current COVID-19 safety practices can be grouped into four main areas:
•PROACTIVE COMMUNICATION: Portal to facilitate communication, including regular COVID-19 updates for operations managers and town halls for all staff conducted by the Company's senior management.
•PREVENTION: Cleaning and sanitization processes including disinfection using UVC light and ozone to sanitize areas and objects; remote working; physical barriers; touchless entry and exit, and supporting employees who would like to wear a mask.
•RESPONSE PLAN: Incident response and ‘ready-to-go’-resources including cleaning kits.
•BEST PRACTICE SHARING AND TECHNOLOGY: Quicker knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.
While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2022 and beyond. Given the dynamic nature of the pandemic (including its duration, the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
Adjusted EBITDA(3) decreased to $58.5 million for the first quarter of 2022 from $60.3 million for the first quarter of 2021, primarily due to an increase in SG&A mainly due to increases in (i) employee- and technology-related costs, (ii) professional consulting services and (iii) additional SG&A from the Nuevopak and Syfan USA acquisitions. These unfavourable impacts were partially offset by an increase in gross profit.

(1)    The "Dollar Spread Maintenance" refers to the Company's objective of maintaining the dollar spread between selling prices and the cost of raw materials and freight in an inflationary environment by attempting to increase selling prices to offset those higher costs. When this objective is successfully met, the result is a reduction in margin percentages due to the mathematical effect of having a constant dollar profit per unit on a higher revenue per unit. The opposite would be expected to occur in a deflationary input cost environment.
(2)    The earnings or loss attributable to Company shareholders are referred to as "IPG Net Earnings" and "IPG Net Loss" respectively.
(3)    Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the "Non-GAAP and Other Specified Financial Measures" section below.
(4)    The "Nuevopak Acquisition" refers to the acquisition by the Company of Nuevopak Global Limited ("Nuevopak") on July 30, 2021.
(5)    The "Syfan USA Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") on January 13, 2022.

Other Highlights

Dividend Declaration

On May 10, 2022, the Company declared a quarterly cash dividend of $0.17 per common share payable on June 30, 2022 to shareholders of record at the close of business on June 15, 2022.

Sustainability
The Company continues to make contributions towards its sustainability goals and commitments. In the first quarter of 2022, the Company achieved Cradle to Cradle Certified™ Silver level for another Curby® product, the Curby Mailer™, and published the Environmental Product Declaration ("EPD") for all Curby® mailers on the public Environdec database. Environdec is a global programme for EPDs. EPDs present transparent, verified and comparable information about the life-cycle environmental impact of products and services.
The Arrangement
On March 7, 2022, the Company entered into an agreement to be acquired by way of a plan of arrangement (the "Arrangement") by 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P. (the "Purchaser"). Under the terms of the Arrangement, the Purchaser will acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company and be delisted from the TSX. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close early in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. The Arrangement agreement was filed by the Company under its profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov on March 10, 2022.
The Arrangement has had the following impacts on the Company's financial results as it relates to arrangement charges, share-based compensation expenses and related commitments recognized during the quarter and as of March 31, 2022:
•Arrangement charges incurred in the first quarter of 2022 totalled $48.6 million and consist primarily of contingent consulting and advisory service fees that are payable upon the completion of the Arrangement. The associated liability is recognized in accounts payable and accrued liabilities in the consolidated balance sheets;
•Arrangement charges are excluded, as a discrete item, from the definitions of non-GAAP financial measures, Adjusted Net Earnings and Adjusted EBITDA, as they are not considered by management to be representative of the Company's underlying core operating performance because they are non-recurring in nature and will cease upon completion of the Arrangement. See the "Non-GAAP and Other Specified Financial Measures" section below; and
•The completion of the Arrangement triggers accelerated vesting under award plan documents and provides for the settlement of outstanding awards in the context of the Arrangement. These terms and parameters were taken into consideration to determine the fair value of awards outstanding and the associated expense and obligation recognized during the quarter and as of March 31, 2022. Share-based compensation expense increased $33.5 million mainly due to a significant increase in the fair value of cash-settled awards. All share-based compensation liabilities were classified as current.
Syfan USA Acquisition
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan USA for $18.0 million, subject to post-closing adjustments. The Company financed the acquisition with funds available under its 2021 Credit Facility (defined later in this document). Following the Syfan USA Acquisition, the Company now also manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The Company expects the Syfan USA Acquisition to expand its existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.
The Syfan USA Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

January 14 through March 31, 2022
$
Revenue	3.4
Net loss	0.5

Results of Operations
Revenue
Revenue for the first quarter of 2022 totalled $406.4 million, a $60.8 million or 17.6% increase from $345.6 million for the first quarter of 2021, primarily due to:

•The impact of higher selling prices of approximately $70 million primarily in tape, film, woven, and protective packaging products driven by increases in the cost of many raw materials and freight;
Partially offset by:
•A decrease in volume/mix of approximately 4% or $14 million primarily driven by isolated labour and supply chain constraints limiting shipments of certain tape products.
Gross Profit and Gross Margin
Gross profit totalled $85.2 million for the first quarter of 2022, a $2.7 million or 3.2% increase from $82.6 million for the first quarter of 2021. The increase was primarily due to an increase in the spread between selling prices and combined raw material and freight costs, partially offset by an increase in plant operating costs which were partially due to the impacts of supply chain disruptions and labour shortages.
Gross margin decreased to 21.0% in the first quarter of 2022 from 23.9% in the first quarter of 2021. The decrease was primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance and increased plant operating costs.
Selling, General and Administrative Expenses
SG&A for the first quarter of 2022 totalled $88.6 million, a $41.8 million or 89.4% increase from $46.7 million for the first quarter of 2021. The increase was primarily due to a $33.5 million increase in share-based compensation expense driven by a significant increase in the fair value of cash-settled awards and the impact of the accelerated vesting terms applicable upon the completion of the Arrangement. The increase in fair value was largely a result of an appreciation of the Company's stock price upon announcement of the Arrangement and the impact of the plan of arrangement terms for performance adjustments.
SG&A excluding share-based compensation totalled $43.9 million for the first quarter of 2022, an $8.3 million or 23.4% increase from $35.6 million for the first quarter of 2021. The increase was primarily due to increases in (i) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"), (ii) employee- and technology-related costs, (iii) professional consulting services and (iv) additional SG&A from the Nuevopak and Syfan USA acquisitions.
Manufacturing Facility Closure, Restructuring and Other Related Recoveries
Manufacturing facility closure, restructuring and other related recoveries for the first quarter of 2022 totalled $1.5 million. The recoveries are a result of a pending sale of the Company's former manufacturing facility located in Columbia, South Carolina, which is expected to close in the second half of 2022, and includes non-cash reversals of impairment of property, plant and equipment of $0.8 million in order to reflect the property at its fair value less costs to sell, along with non-cash reversals of accruals for environmental remediation and other post-closure activity costs of $0.9 million, partially offset by $0.2 million in disposal costs incurred.
Finance Costs
Finance costs for the first quarter of 2022 totalled $5.5 million, a $1.2 million or 17.8% decrease from $6.7 million in the first quarter of 2021. The decrease is primarily due to greater foreign exchange gains in the first quarter of 2022 compared to the same period in 2021 and the non-recurrence of incremental tax charges incurred in the first quarter of 2021 related to the Nortech Acquisition(1), partially offset by an increase in NCI Put Options Revaluation(2) and an increase in interest expense.

The increase in interest expense is primarily due to a decrease in interest reimbursements in the first quarter of 2022 compared to the same period in 2021 related to an interest subsidy program for one of the Company's Indian borrowing facilities and higher average debt outstanding, partially offset by lower average cost of debt.
(1)    "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.
(2)    "NCI Put Options Revaluation" refers to the valuation adjustment made to non-controlling interest put options. Refer to Note 10 - Financial Instruments in the Company's Financial Statements.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended March 31,
	2022	2021
	$	$
Income tax (benefit) expense	(2.6)	6.3
(Loss) earnings before income tax (benefit) expense	(58.7)	26.0
Effective tax rate	4.5%	24.0%
The decrease in the effective tax rate in the three months ended March 31, 2022 as compared to the same period in 2021 was primarily due to Canadian deferred tax assets not recorded in connection with charges related to the Arrangement, partially offset by the non-recurrence of the favourable application of tax credits.
IPG Net (Loss) Earnings
IPG Net Loss totalled $56.7 million for the first quarter of 2022, a $75.7 million or 397.6% decrease from IPG Net Earnings of $19.1 million for the first quarter of 2021, primarily due to charges related to the Arrangement for contingent consulting fees payable upon completion as well as a significant increase in the fair value of share-based compensation awards in SG&A.
Non-GAAP and Other Specified Financial Measures
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, consolidated secured net leverage ratio, consolidated interest coverage ratio and free cash flows. Please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, "EBITDA, Adjusted EBITDA and Total Leverage Ratio" section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of consolidated secured net leverage ratio and consolidated interest coverage ratio, and the "Cash Flows" section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Non-GAAP Financial Measures
A non-GAAP financial measure (i) depicts the historical or expected future financial performance, financial position or cash flows of the Company, (ii) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most comparable GAAP financial measure presented in the financial statements, and (iii) is not presented in the financial statements of the Company.
Non-GAAP financial measures presented and discussed in this MD&A are as follows:
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings (Loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings (Loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings (Loss) before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) the valuation adjustment made to non-controlling interest put options ("NCI Put Option Revaluation"); (ix) other discrete items as shown in the table below; and (x) the income tax expense (benefit) effected by these items. The term "adjusted net earnings (loss)" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings (Loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings (Loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the adjusted weighted average number of common shares outstanding, both basic and diluted. The adjusted weighted average number of common shares outstanding represents the weighted average number of common shares outstanding adjusted for the effect of stock options that are dilutive to adjusted earnings (loss). The term "adjusted earnings (loss) per share" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings (Loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net (Loss) Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
IPG Net (Loss) Earnings	(56.7)	19.1
Manufacturing facility closures, restructuring and other related recoveries	(1.5)	—
M&A Costs	2.8	—
Share-based compensation expense	44.6	11.1
Impairment of long-lived assets and other assets	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	(0.0)
NCI Put Option Revaluation	1.7	—
Other item: Nortech incremental tax costs incurred (1)	—	1.3
Other item: Accretion of Nuevopak Earn-Out Liability (2)	0.3	—
Other item: Charges related to the Arrangement	48.6	—
Income tax benefit, net	(10.7)	(2.7)
Adjusted net earnings	29.3	28.8

IPG Net (Loss) Earnings per share
Basic	(0.96)	0.32
Diluted	(0.96)	0.32

Weighted average number of common shares outstanding
Basic	59,284,947	59,027,047
Diluted	59,284,947	60,358,431

Adjusted earnings per share
Basic	0.49	0.49
Diluted	0.48	0.48

Adjusted weighted average number of common shares outstanding
Basic	59,284,947	59,027,047
Diluted	60,641,022	60,358,431
(1)    Refers to charges incurred related to an amount payable to the former owners of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021.
(2)    Refers to the impact of net present value discounting of the estimated contingent consideration liability which was recorded in connection with the Nuevopak Acquisition and is payable to the former owner of Nuevopak.
Adjusted net earnings totalled $29.3 million for the first quarter of 2022, a $0.4 million or 2% increase from $28.8 million for the first quarter of 2021. The increase was primarily due to an increase in gross profit, an increase in foreign exchange gains and a decrease in income tax expense. These favourable impacts were partially offset by an increase in SG&A mainly due to increases in (i) employee- and technology-related costs, (ii) professional consulting services and (iii) additional SG&A from the Nuevopak and Syfan USA acquisitions.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA and adjusted EBITDA, both of which are non-GAAP financial measures, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the table below. EBITDA and adjusted EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)
(In millions of USD)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Net (loss) earnings	(56.1)	19.8
Interest and other finance costs	5.5	6.7
Income tax (benefit) expense	(2.6)	6.3
Depreciation and amortization	17.1	16.3
EBITDA	(36.1)	49.1
Manufacturing facility closures, restructuring and other related recoveries	(1.5)	—
M&A Costs	2.8	—
Share-based compensation expense	44.6	11.1
Impairment of long-lived assets and other assets	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	(0.0)
Other item: Charges related to the Arrangement	48.6	—
Adjusted EBITDA	58.5	60.3
Adjusted EBITDA totalled $58.5 million for the first quarter of 2022, a $1.7 million or 2.9% decrease from $60.3 million for the first quarter of 2021. The decrease was primarily due to an increase in SG&A mainly due to increases in (i) employee- and technology-related costs, (ii) professional consulting services and (iii) additional SG&A from the Nuevopak and Syfan USA acquisitions. These unfavourable impacts were partially offset by an increase in gross profit.

Free Cash Flows
Free cash flows is defined by the Company as cash flows from (used for) operating activities less purchases of property, plant and equipment. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company is including free cash flows because it is used by management and investors in evaluating the Company’s performance and liquidity. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth in the section entitled "Cash Flows - Free Cash Flows".Non-
GAAP Ratios
A non-GAAP ratio is a financial measure presented in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one of its components and is not presented in the financial statements of the Company. The non-GAAP ratios presented and discussed in this MD&A are as follows:
Consolidated Secured Net Leverage Ratio and Consolidated Interest Coverage Ratio
Consolidated secured net leverage ratio and consolidated interest coverage ratio are defined in the Company’s 2021 Credit Facility (please refer to such document for the definition of each term and its prescribed calculation). Refer to "Non-GAAP Financial Measures - EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)" above for the reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure.
The terms "consolidated secured net leverage ratio" and "consolidated interest coverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Consolidated secured net leverage ratio and consolidated interest coverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as indicators of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility as well as determine the Company's compliance with the financial covenants of its credit facility. In addition, consolidated secured net leverage ratio is used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.
Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2021 outside of the Company’s ordinary course of business except as part of the Arrangement. Reference is made to the "Off-Balance Sheet Arrangements" section in the Company's MD&A as of and for the year ended December 31, 2021 ("2021 MD&A") and to the Arrangement agreement filed by the Company under its profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov on March 10, 2022.
Working Capital

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increases due to a higher level of sales invoiced toward the end of the quarter and inventory builds in anticipation of higher future sales. This working capital build normally unwinds later in the fiscal year. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 77 for the first quarter of 2022 from 64 for the first quarter of 2021. Inventories increased $37.2 million to $317.6 million as of March 31, 2022 from $280.3 million as of December 31, 2021, primarily due to inventory builds as a result of increased demand, as well as inventory replenishment following peak season, and impacts from increases in raw material prices.

The calculations are shown in the following table (in millions of USD, except days):

	Three months ended March 31,
	2022	2021
Cost of sales	$321.2	$263.0
Days in period	90	90
Cost of sales per day	$3.6	$2.9
Average inventory	$275.2	$186.6
Days inventory	77	64
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies
The Company uses Days Sales Outstanding ("DSO") to measure the performance of its trade receivables. DSO decreased to 43 for the first quarter of 2022 from 45 for the same period in 2021. Trade receivables decreased $9.9 million to $194.1 million as of March 31, 2022 from $204.0 million as of December 31, 2021, primarily due to the timing of revenue invoiced and collected in the first quarter of 2022 compared to the fourth quarter of 2021.
The calculations are shown in the following table (in millions of USD, except days):

	Three months ended March 31,
	2022	2021
Revenue	$406.4	$345.6
Days in period	90	90
Revenue per day	$4.5	$3.8
Trade receivables	$194.1	$171.2
DSO	43	45
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO
Accounts payable and accrued liabilities decreased $33.3 million to $247.1 million as of March 31, 2022 from $280.4 million as of December 31, 2021, primarily due to the timing of payments made for inventory and SG&A, including annual payments made in 2022 for 2021 liabilities mainly related to variable compensation and volume rebates paid to customers, partially offset by an increase in accruals for professional fees related to the Arrangement, as discussed in the "The Arrangement" section.
Liquidity and Borrowings
Liquidity
The Company relies upon cash flows from operations and funds available under its credit facilities to meet working capital requirements, as well as to fund capital expenditures, business acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate activities.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates, cash management policies and long-term capital structure strategies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and ensure adequate liquidity on a long-term basis.

The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available from borrowings may be used, as needed, to fund more significant strategic initiatives.
As of March 31, 2022, the Company had $11.4 million of cash and $407.4 million of loan availability (comprised of committed funding of $399.2 million and uncommitted funding of $8.2 million), yielding total cash and loan availability of $418.8 million compared to total cash and loan availability of $528.4 million as of December 31, 2021.
The Company's total outstanding borrowings and lease liabilities increased $99.2 million to $662.7 million ($654.5 million net of unamortized debt issuance costs of $8.2 million) as of March 31, 2022 from $563.5 million ($555.3 million net of unamortized debt issuance costs of $8.3 million) as of December 31, 2021. The incremental borrowings were primarily to support increases in working capital needs as discussed in the "Working Capital" section, to fund the Syfan USA Acquisition in January 2022, as well as to fund other strategic initiatives as discussed in the "Capital Resources" section.
Senior Unsecured Notes
On June 8, 2021, the Company completed the private placement of $400.0 million aggregate principal amount of senior unsecured notes due June 15, 2029 ("2021 Senior Unsecured Notes"). The Company incurred debt issuance costs of $5.0 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The 2021 Senior Unsecured Notes bear interest at a fixed rate of 4.375% per annum, payable semi-annually, in cash, in arrears on June 15 and December 15 of each year, beginning on December 15, 2021.
As of March 31, 2022, the 2021 Senior Unsecured Notes outstanding balance amounted to $400.0 million ($395.7 million net of $4.3 million in unamortized debt issuance costs). The 2021 Senior Unsecured Notes include optional redemptions on or after June 15, 2024. The Company may redeem the 2021 Senior Unsecured Notes in 2024 at a redemption price of 102.188%, in 2025 at a redemption price of 101.094%, and in 2026 and thereafter at a redemption price of 100%.
The Company used the net proceeds from the 2021 Senior Unsecured Notes to redeem its previously outstanding $250 million 7.00% senior unsecured notes due in October 2026, to repay a portion of the borrowings outstanding under its 2018 Credit Facility (discussed below) and to pay related fees and expenses, as well as for general corporate purposes.
2021 Credit Facility
On June 14, 2021, the Company entered into a new five-year, $600 million credit facility ("2021 Credit Facility") with a syndicated lending group, amending and extending the Company's previous $600 million credit facility that was due to mature in June 2023 ("2018 Credit Facility"). The 2018 Credit Facility's outstanding balance of $112.8 million at the time of amendment was transferred to the 2021 Credit Facility.
In securing the 2021 Credit Facility, the Company incurred debt issuance costs amounting to $3.7 million, which, in addition to the remaining unamortized debt issuance costs on the 2018 Credit Facility, were capitalized and are being amortized using the straight-line method over the five-year term of the loan. The 2021 Credit Facility consists of a $600.0 million revolving credit facility, as well as an incremental accordion feature of $300.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900.0 million if needed.

The 2021 Credit Facility matures on June 12, 2026 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 10 and 235 basis points (110 basis points as of March 31, 2022) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

The 2021 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 4.00 to 1.00, with an allowable temporary increase to 4.50 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 2.25 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.15 and 9.16, respectively, as of March 31, 2022. In addition, the 2021 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the three months ended March 31, 2022.

As of March 31, 2022, the 2021 Credit Facility’s outstanding principal balance amounted to $199.0 million (outstanding principal balance of $195.1 million, net of unamortized debt issuance costs of $3.9 million). Standby letters of credit totalled $2.3 million resulting in total utilization under the 2021 Credit Facility of $201.3 million. Accordingly, unused availability under the 2021 Credit Facility as of March 31, 2022 amounted to $398.7 million. The Company's capacity to borrow available funds under the 2021 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
Cash Flows

The Company’s net working capital on the balance sheet increased in the first quarter of 2022 due to the effect of the Syfan USA Acquisition. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2022 working capital items appropriately exclude this effect.

Cash flows used for operating activities increased in the first quarter of 2022 by $26.9 million to $55.8 million from $28.9 million in the same period in 2021 primarily due to a greater decrease in accounts payable, partially offset by a decrease in accounts receivable and non-recurrence of share-based compensation settlements in the first quarter of 2021 related to cash-settled awards. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the first quarter of 2022 by $27.3 million to $39.4 million from $12.1 million in the same period in 2021, primarily due to the Syfan USA Acquisition in the first quarter of 2022 and an increase in capital expenditures as discussed in the "Capital Resources" section.
Cash flows from financing activities increased in the first quarter of 2022 by $46.4 million to $82.9 million from $36.5 million in the same period in 2021, primarily due to greater net borrowings in the first quarter of 2022 to support increases in working capital needs and investment activities, including funding the Syfan USA Acquisition and increases in capital expenditures, as discussed above.
Free Cash Flows
A reconciliation of free cash flows, a non-GAAP financial measure, to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below. For definitions of non-GAAP financial measures, see the section entitled "Non-GAAP and Other Specified Financial Measures".
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Cash flows used for operating activities	(55.8)	(28.9)
Less purchases of property, plant and equipment	(20.5)	(9.3)
Free cash flows	(76.4)	(38.2)
Free cash flows decreased by $38.1 million in the first quarter of 2022 to negative $76.4 million from negative $38.2 million in the same period in 2021 primarily due to an increase in cash flows used for operating activities and an increase in capital expenditures.
Capital Resources
Capital expenditures totalled $20.5 million in the three months ended March 31, 2022 and were funded primarily by borrowings. The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $24.0 million as of March 31, 2022 that are expected to be paid out in the next twelve months and will be funded by borrowings and cash flows from operating activities. These capital expenditures and commitments to suppliers were primarily to support the Company's capacity expansion initiatives in its highest growth product categories.

Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2021 outside of the Company’s ordinary course of business except as part of the Arrangement and as described in the section above entitled "The Arrangement". Reference is also made to the "Contractual Obligations" section in the Company’s 2021 MD&A and to the Arrangement agreement filed by the Company under its profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov on March 10, 2022.
Capital Stock and Dividends
As of March 31, 2022, there were 59,284,947 common shares of the Company outstanding.
The Company's share-based compensation plans include: stock options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").
The completion of the Arrangement triggers accelerated vesting parameters defined in the respective award plan documents. The Arrangement also includes certain provisions for the settlement of outstanding awards. These terms and parameters were taken into consideration to determine the fair value of awards outstanding and the associated expense and obligation recognized in the consolidated statement of earnings and consolidated balance sheets, respectively. As of March 31, 2022, all share-based compensation liabilities were classified as current as a result of the accelerated vesting terms applicable upon the completion of the Arrangement.
As of March 31, 2022, $83.5 million was recorded in share-based compensation liabilities, current.

The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of USD):

	Three months ended March 31,
	2022	2021
	$	$
Equity-settled	0.3	0.2
Cash-settled	44.3	11.0
Total	44.6	11.1

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended March 31,
	2022	2021
Equity-settled
Stock options granted	—	243,152
Cash-settled
DSUs granted	35,510	42,778
PSUs granted	174,020	200,982
PSUs added by performance factor (1)	—	143,512
PSUs settled (1)	—	409,670
RSUs granted	111,910	81,981
RSUs settled	—	106,906
Cash settlements (in millions of USD) (2)	$—	$13.2
(1)    The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2018	March 23, 2021	266,158	153.9%	409,670
(2)    Includes a cash payment of dividend equivalents on PSUs and RSUs equaling the product that results from multiplying the number of settled awards by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the awards to the settlement date.
The following table summarizes information about share-based compensation awards outstanding as of:

March 31, 2022
Stock options outstanding	2,434,474
DSUs outstanding	489,605
PSUs outstanding (1)	1,323,216
RSUs outstanding	581,378
(1)    The outstanding PSUs as of March 31, 2022 includes the fully vested PSUs granted on March 21, 2019 which were settled in April 2022 based on the performance adjustment factor and fair value as follows, determined in accordance with the related plan documents:

Grant Date	Target Shares	Performance	PSUs to be settled	Weighted average fair value per PSU settled
March 21, 2019	273,979	127.1%	348,340	$31.12

Based on the terms of the Arrangement, the performance adjustment factors used to determine the number of PSUs that will settle upon the closure of the Arrangement are as follows:

Grant Date	Performance
March 23, 2020	175.0%
March 22, 2021	175.0%
March 21, 2022	100.0%

On March 31, 2022 the Company paid cash dividends of $0.17 per common share to shareholders of record at the close of business March 21, 2022 for an aggregate amount of $10.1 million.

On May 10, 2022, the Company declared a quarterly cash dividend of $0.17 per common share payable on June 30, 2022 to shareholders of record at the close of business on June 15, 2022.
The dividends paid and payable in 2022 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
The Company's normal course issuer bid ("NCIB") allows the Company to repurchase for cancellation up to 4,000,000 common shares over a twelve-month period starting on July 23, 2021 and ending on July 22, 2022. As of May 10, 2022, no shares had been repurchased under the current NCIB.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of changes in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The Company was party to the following interest rate swap agreements, which are qualifying cash flow hedges designated as hedging instruments as of March 31, 2022 (in millions of USD):

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid
		$		%
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. Both the 2018 Senior Unsecured Notes and the 2021 Senior Unsecured Notes (collectively "Senior Unsecured Notes") are used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item, and the Senior Unsecured Notes, designated as a hedging instrument, in the hedge of a net investment, are as follows (in millions of USD):

	Three months ended March 31,
	2022	2021
	$	$
Loss from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(9.7)	(2.7)
Gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	9.7	2.7
Gain from Senior Unsecured Notes recognized in other comprehensive income	9.7	2.7
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in other comprehensive income	—	(0.4)

The cumulative amounts included in the foreign currency translation reserve recognized in other comprehensive income related to the hedge of net investment in foreign operations are a gain of $7.6 million and a loss of $2.1 million as of March 31, 2022 and December 31, 2021, respectively.

Legal Matters
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of March 31, 2022.
Critical Accounting Judgments, Estimates and Assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes; and (ii) the estimate of fair value for PSUs which is described in the "Capital Stock and Dividends" section above. The financial statements should be read in conjunction with the Company’s 2021 annual audited consolidated financial statements.
The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions.
New Standards adopted as of January 1, 2022
In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board ("IASB") that are effective for an annual period that begins on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in the Company's financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. These amendments did not have an impact on the interim condensed consolidated financial statements of the Company as no sales of such items produced by property, plant and equipment were made available for use on or after the beginning of the earliest period presented.
New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:
On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 7, 2021, the IASB published Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. The CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2021 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2021, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Forward-Looking Statements

Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the ability to obtain the required approvals for the Arrangement, the timing of obtaining such approvals and the risk that such approvals may not be obtained in a timely manner or at all, the closing of the Arrangement and related vesting of outstanding awards, the impact of the COVID-19 pandemic on the Company (including the impact on the Company's ability to manufacture, source or distribute its products), the impact of other global economic events, the sale of the Company's former manufacturing facility located in Columbia, South Carolina,the Company's future dividend payments, anticipated demand, including in e-commerce, sustainability-focused markets and other high-growth product categories, the Company’s industry, prospects and plans, income tax and effective tax rate, availability of funds and credit, expected credit spread, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, selling prices, fluctuations in costs, the Company’s integration of Nuevopak and Syfan USA and the expected costs, savings, capabilities, contributions, synergies, earnings and, with respect to the Nuevopak Acquisition, contingent consideration related to the Nuevopak Acquisition, the Company's use of savings from the redemption of the 2018 Senior Unsecured Notes and issuance of the 2021 Senior Unsecured Notes, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of fluctuations in selling prices; inflation; the availability of raw materials; the impact of fluctuations in raw material prices and freight costs; the impacts of supply chain disruptions and labour shortages; costs associated with the impact of climate change, including weather related events and environmental matters; the anticipated benefits from the Company’s acquisitions and partnerships; the expected financial performance and benefits of the Nuevopak Acquisition and the Syfan USA Acquisition; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory requirements, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business, including the Company's growing e-commerce business; anticipated cash flows from the Company’s operations; anticipated changes in the tax treatment of intercompany debt; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the 2021 Senior Unsecured Notes offering; changes to accounting rules and standards; the Company’s ability to continue to control costs; and the Arrangement failing to close or being delayed for any reason. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2021 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.